Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Lufax Holding Ltd
陆 金 所 控 股 有 限 公 司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

SUPPLEMENTAL ANNOUNCEMENT
MAJOR TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS
IN RELATION TO
THE SUBSCRIPTION OF WEALTH MANAGEMENT PRODUCTS

Reference is made to the announcement of Lufax Holding Ltd (the "**Company**", together with its subsidiaries, the "**Group**") dated February 15, 2026 (the "**Announcement**") in relation to the subscriptions of wealth management products. Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Announcement. The Company would like to provide the following supplemental information.

BACKGROUND

The Company subscribes for wealth management products in the ordinary course of business for treasury management purpose since the listing of the Company on the Stock Exchange. Due to the short term nature of wealth management products which could be as short as a few days, the subscriptions were made on a rolling basis in order to maximize the utilization of its surplus cash received from its business operations.

On May 29, 2025, the Company engaged Deloitte Consulting (Shanghai) Co., Ltd. as its independent internal control consultant (the "**Independent Internal Control Consultant**") to review, among other things, the internal control policies and procedures of the Group for compliance with the Listing Rules. The Independent Internal Control Consultant identified deficiencies in the internal control for timely identification, reporting for review and disclosing notifiable transactions. In the meantime, the Company also underwent a systematic and comprehensive internal review on an ongoing basis with an aim to ensure compliance with the Listing Rules. For clarity, the Company underwent the following process to identify its non-compliances: (1) during the aforementioned internal control review, the Company went through the internal records to gather information and identify potential wealth management products, found out the relationship among the providers and sorted and compiled various lists of wealth management products covering the period from the date of its listing through December 31, 2025; (2) after collecting all the necessary information as set out above, in early January 2026, the Company finalized a full list of wealth management products purchased since its listing on the Stock Exchange and categorized the subscriptions based on the providers of the products; (3) the Company performed the size test calculations for each subscription on a standalone basis and an aggregated basis based on the financial information published by the Company at the relevant time and the applicable market capitalization of the Company. On January 7, 2026, the relevant department of the Company discussed and shared the full list of wealth management products and the size test calculations with the Independent Internal Control Consultant; (4) on January 9, 2026, the management of the Company and the Internal Control Improvement Committee (the "**ICIC**"), which was comprised of the then independent non-executive Directors, were informed by the Independent Internal Control Consultant during their regular internal control reporting meeting that certain wealth management products may require disclosure under Chapter 14 of the Listing Rules. Based on the above findings of the Internal Control Consultant and systematic and comprehensive internal review, the following factors have contributed to the Company's inadvertent non-compliance with its obligations under Chapter 14 of the Listing Rules: (i) the gaps in the Company's then-existing internal control policy and limited practical guidance and (ii) insufficient compliance awareness among the relevant working-level team of the Company to effectively and timely identify and detect the transactions that require disclosure under the Listing Rules.

Since the ICIC and the Company management were made aware of the foregoing, the Company took affirmative steps to comply with the Listing Rules, including making a voluntary written submission to the Stock Exchange. In order to prevent similar incidents in the future, the Company began implementing the Recommended Rectification Measures (as defined below) on January 9, 2026, and organized a dedicated compliance training for relevant departments of the Company on January 13, 2026, and adopted the Guidelines for Disclosure of Significant Transactions by Lufax Holding Ltd (陆控重大交易披露的工作指引 (the "**Guidelines**")) on February 11, 2026 as detailed below. On February 15, 2026, the Company published the Announcement. The Subscriptions which are subject to disclosure and, if applicable, the shareholders' approval requirements on a standalone basis or an aggregated basis took place between May 4, 2023 and December 31, 2025 and the date for each Subscription has been set out in the Announcement.

RECOMMENDED RECTIFICATION MEASURES

The Company engaged the Independent Internal Control Consultant to review the internal control policies and procedures of the Group and provide corresponding recommendations for rectification to improve the Group's internal control system. Based on its findings and to remediate the identified and related issues, the Independent Internal Control Consultant recommended the following rectification measures, which are designed to (i) enhance the process of reviewing, approving and, if applicable, disclosing significant transactions, and (ii) improve the relevant working staff's compliance knowledge and understanding ("**Recommended Rectification Measures**"):

(i) Optimize the review, approval, and disclosure process for significant transactions.

The Company is advised to (a) refine its review, approval, and disclosure procedures for significant transactions, (b) clarify requirements such as the scope of notifiable transactions, the methodologies for the size test calculation, the mechanisms for dynamic monitoring of transaction amounts and periodic oversight. Prior to initiating a transaction, business departments must proactively conduct transaction size test and assessment. Conducting the size test calculations shall be a prerequisite for transaction approval to ensure that transactions subject to disclosure requirements will only be carried out after all relevant approval procedures have been complied with. Concurrently, the Company should further refine its existing significant transaction monitoring mechanism to establish a closed-loop management system encompassing "pre-transaction assessment, in-process monitoring, and post-transaction review".

(ii) Conduct specialized training on information disclosure.

The Company is advised to organize specialized training on the requirements for notifiable transactions under Chapter 14 of the Listing Rules for relevant departments, including the finance, treasury and legal and compliance departments, involving department heads and key personnel with a view to familiarizing them with the transaction classification, disclosure requirements, and approval procedures for notifiable transactions and improving the Company's capabilities in identification of notifiable transactions to ensure compliance with the appliable rules.

REMEDIAL ACTIONS

(i) Enhancement of the Internal Control Policies

Upon its listing on the Stock Exchange, the Company adopted the policies headed "Disclosure of Information Policy" (the "**Disclosure Policy**"), which requires that the classification, calculation and disclosure requirements of notifiable transactions shall be made or met in accordance with laws, regulations and Chapter 14 of the Listing Rules and implements the initial "**Monthly Compliance Questionnaire**" ("合規事項每月問卷") mechanism (the "**Monthly Compliance Questionnaire**") requiring the relevant departments to report on compliance-related matters. The Disclosure Policy provided broad principles of the Listing Rules requirements.

In September 2025, the Company further implemented the policy headed "Implementation Rules for Information Disclosure Matters (2025 Edition)"("信息披露事務實施細則（2025版）") (the "**Enhanced Disclosure Policy**"). Meanwhile, the Company further revised the Monthly Compliance Questionnaire and added list of questions covering information required for the Company's internal assessment of its transactions.

The Guidelines, as adopted by the Company in February 2026, provide more granular, comprehensive and elaborated guidance regarding certain transactions conducted by the Company which constitute discloseable transactions under Chapter 14 of the Listing Rules, including but not limited to purchase of wealth management products. Among other things, the Guidelines clearly set out (i) the calculation methodology for each applicable percentage ratio and the aggregation requirement for purchase of wealth management products, (ii) the classification of the transactions based the results of the calculation, and (iii) the notification, publication and shareholders' approval requirements which apply to notifiable transactions. According to the Guidelines, business departments are required to collect transaction information and conduct size tests prior to initiating transactions. The business departments are required to submit relevant transaction details and size test results to the appropriate departments for review. The appropriate departments should collaborate with the Company's legal counsel to evaluate whether disclosure requirements are triggered and, if triggered, disclose information and transaction details as required under the Listing Rules. The appropriate departments monitor transaction policy implementation and perform monthly checks to ensure the Group's compliance with its internal management systems.

(ii) Specialized Training Session for Working Staff of the Company

The Company has held specialized compliance training session (the "**Specialized Training Sessions**") on information disclosure under Chapter 14 of the Listing Rules (the "**Specialized Training Materials**") for the Company's relevant departments to enhance the knowledge of the working staff of the Company, the Specialized Training Materials incorporated the guidance material in the Guidelines and provided examples of use cases and applications.

After the completion of the Specialized Training Session, the Company further revised the Monthly Compliance Questionnaire in January 2026 by adding the content of the Specialized Training Materials and the guidance material in the Guidelines as well as a visual map of reporting and escalation to ensure that all members of the relevant departments, when filling in the Monthly Compliance Questionnaire, may have a clear idea on how to assess the relevant transactions and whether they should be reported and escalated.

The Company is of the view that the Guidelines, the Specialized Training Session and the Monthly Compliance Questionnaire (as further revised in January 2026) should improve the compliance knowledge of the relevant departments of the Company and prevent similar incidents from occurring in the future.

IMPLEMENTATION OF THE RECOMMENDED RECTIFICATION MEASURES

The Independent Internal Control Consultant recommended (i) optimization of the review, approval, and disclosure processes for significant transactions and (ii) specialized training on information disclosure for relevant departments, including the finance, treasury and legal and compliance departments.

1. As recommended by the Independent Internal Control Consultant, the Company adopted the Guidelines in February, 2026.

2. In line with the Recommended Rectification Measures and under the Guidelines, conducting the size test calculations is a prerequisite for transaction approval to ensure that transactions subject to disclosure requirements will only be carried out after all relevant approval procedures have been complied with. The Company's existing significant transaction monitoring mechanism is refined to establish a closed-loop management system encompassing "pre-transaction assessment, in-process monitoring, and post-transaction review."

3. The Company has organized the Specialized Training Session for relevant departments, including the finance, treasury and legal and compliance department, involving department heads and key personnel with a view to familiarizing them with the transaction classification, disclosure requirements, and approval procedures for notifiable transactions and improving the Company's capabilities in identification of notifiable transactions to ensure compliance with the appliable rules. The Specialized Training Materials incorporated the guidance material in the Guidelines and provided examples of use cases and applications.

4. After the completion of the Specialized Training Session, the Company further revised the Monthly Compliance Questionnaire in January 2026 by adding the content of the Specialized Training Materials and the guidance material in the Guidelines as well as a visual map of reporting and escalation to ensure that all members of the relevant departments may have a clear idea on how to assess the relevant transactions and whether they should be reported and escalated.

5. The Company has established a communication channel to facilitate prompt and frequent discussions, information sharing, and issue escalation among the Company, the compliance adviser and the legal adviser. If necessary, the Company will also consult the Stock Exchange on the proper treatment of the proposed transaction.

Going forward, the Company will continue to comply with the enhanced internal control procedures in respect of future potential investments and make such disclosure in a timely manner to ensure compliance with the Listing Rules. As further disclosed in the announcement of the Company dated April 27, 2026, the Independent Internal Control Consultant has completed the follow-up review and has prepared a report (the "**IC Report**") on the findings and results of the internal control review. The Company has submitted the IC Report to the Stock Exchange and is responding to the Stock Exchange's questions and comments thereof. Announcement on the results of the Internal Control Review will be made by the Company in due course.

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, May 8, 2026

As of the date of this announcement, the Board comprises Mr. Xiang JI and Mr. Tongzhuan XI as the executive Directors, Ms. Fangfang CAI, Mr. Shibang GUO and Mr. Peifeng LI as the non-executive Directors, and Mr. Dicky Peter YIP, Ms. Wai Ping Tina LEE, Mr. Koon Wing Ernest IP and Mr. Siu Hong CHENG as the independent non-executive Directors.